Exhibit (e)(15)

RESTRICTIVE COVENANT AGREEMENT

THIS RESTRICTIVE COVENANT AGREEMENT (the “Agreement”), dated March 20, 2026, with an effective date of March 27, 2026 (the “Effective Date”) is made and entered into by and between Great Lakes Dredge & Dock Company, LLC (“Company”) with offices at 9811 Katy Freeway, Suite 1200, Houston, Texas 77024 and David J. Johanson, an individual residing at 10803 Candlewood Dr, Houston, TX 77042 (“Employee”).

WHEREAS, Employee is currently employed by the Company as its Senior Vice President, Project Acquisition and Operations (“SVP Ops”);

WHEREAS, the Employee has previously received restricted stock unit awards pursuant to the Great Lakes Dredge & Dock Corporation 2021 Long-Term Incentive Plan (the “LTI Plan”), subject to the terms of a restricted stock unit award notice and agreement dated as of March 15, 2024 and May 8, 2025 and a performance-based restricted stock unit award notice and agreement dated as of March 15, 2024 and May 8, 2025 (such awards collectively the “Fully Vesting LTI Awards”); and a restricted stock unit award notice and agreement dated as of February 23, 2026 (the “Partially Vesting LTI Awards”).

WHEREAS, the Employee has previously received a special performance stock unit award pursuant to the LTI Plan, subject to the terms of a performance-based restricted stock unit award notice and agreement dated as of July 29, 2024 (the “Special Incentive Award”).

WHEREAS, in accordance with the agreements entered into in connection with the Fully Vesting LTI Grants and the Partially Vesting LTI Grant (the “LTI Agreements”), Employee has provided timely notice of his retirement from the Company (“Retirement”) effective as of March 27, 2026 (“Retirement Date”).

WHEREAS, in connection with Employee’s Retirement and in accordance with the terms of the LTI Agreements, as a condition of his continued retention of the Fully Vesting LTI Awards and the Partially Vesting LTI Awards (together, the “Equity Awards”) following the Retirement Date, Employee is required to enter into an agreement containing certain restrictive covenants to provide reasonable protection of the Company’s confidential business, cost and technical information which it has developed and/or has been acquired by the Company at substantial expense (the “Restrictive Covenant Agreement”).

WHEREAS, in accordance with and as required by the LTI Agreements, the Employee has agreed to sign this Agreement and grant the Company the benefits of the restrictive covenants contained herein in consideration of his eligibility to continue to receive the benefits derived from the Equity Awards, subject to the terms and conditions of the LTI Plan and the LTI Agreements, and his receipt and use of and access to the Company’s Confidential Information.

NOW, THEREFORE, in consideration of the mutual understandings, covenants, and the release contained in this Agreement, the Company and Employee hereby voluntarily agree as follows:

1. Termination of Employment. The Employee agrees that his employment with the Company shall terminate on the Retirement Date. Employee will be required to comply with his obligations under this Agreement and the policies of the Company and will continue to have a duty of loyalty to the Company as an employee prior to the Retirement Date.

2. Earned Compensation. Notwithstanding anything else herein, Employee will be paid his base salary through the Retirement Date, and will be paid his accrued but unused vacation or paid time off benefits. In addition, per the terms of the Company’s bonus plan, he will be paid his accrued but unpaid performance bonus, if any, for any completed calendar year prior to the Retirement Date and a pro-rata share of his performance bonus for any calendar year that has not been completed and that includes the Retirement Date. Such amounts will be paid when all other Company employees receive such payments following the completion of the applicable performance period.

3. Consideration. In consideration for the Employee’s execution of this Agreement and his attached Release (defined below), and provided the Employee complies with his obligations under this Agreement and does not revoke his acceptance of the Release, the Company will regard Employee’s termination of employment on the Retirement Date as a qualifying “Retirement” under the LTI Agreements such that the Equity Awards will not expire and be forfeited at that time and will instead remain outstanding, continue to vest, and be settled in accordance with the terms and conditions of the LTI Agreements and the LTI Plan, as described in greater detail in Appendix A, and which, together with the Employee’s receipt and use of and access to the Company’s Confidential Information, the Employee acknowledges and agrees represents full consideration for entering into the Agreement and is a benefit to which he has no entitlement absent his execution of this Agreement. In the event that the transactions contemplated by that certain merger agreement between Great Lakes Dredge & Dock Corporation, Saltchuk Resources, Inc. and Huron MergeCo., Inc., dated February 10, 2026 (the “Merger”) are completed prior to the expiration of this Agreement, the parties acknowledge and agree that (i) the terms of the grant agreement entered into by and between Great Lakes Dredge & Dock Corporation and the Employee in connection with the Partially Vesting LTI Award contemplates that the Partially Vesting LTI Award may be partially vested at the closing of the transaction, and that the remainder of the Partially Vesting LTI Award may be replaced with one or more substitute awards and (ii) the Equity Awards are subject to acceleration upon the closing of the Merger. The occurrence of the events described in subsections (i) and (ii) of this paragraph shall not be considered a breach of this Agreement.

4. Benefits. The Employee’s eligibility to participate in the Company’s employee benefit plans and programs (including the Company’s life insurance and short-term disability benefit programs) shall end on the Retirement Date or such other date or dates as may be prescribed by the terms of such plans and programs.

5. General Release and Waiver of Claims. As part of the Employee’s consideration for the consideration described in Appendix A, the Employee agrees to execute and comply with the General Release and Waiver of Claims attached as Appendix B to this Agreement (the “Release”) contemporaneously with the execution of this Agreement and, at the Company’s request, to re-execute the Release contemporaneously with the Retirement Date.

6. Confidentiality and Restrictive Covenants.

a. Confidential Information. Employee acknowledge and agrees that the Confidential Information (as defined below) of the Company and its subsidiaries and any other entity related to the Company (each, a “GLDD Entity”) that Employee obtained during the course of Employee’s employment by the Company is the property of the Company or such other GLDD Entity. Employee will never, directly or indirectly, disclose, publish or use any Confidential Information of which Employee has become aware, whether or not such information was developed by Employee. All duties and obligations set forth in this Agreement regarding Confidential Information shall be in addition to those which exist under the Texas Uniform Trade Secrets Act and at common law.

b. As used in this Agreement, “Confidential Information” means information that is not generally known to the public and that was or is used, developed or obtained by the Company or any other GLDD Entity, in connection with its businesses, including but not limited to:

(i)	products or services, unannounced products or services, or product or service development information (or other proprietary product or service information);

(ii)

fees, costs, bids and pricing structures and quotations or proposals given to agents, customers, sureties, suppliers, or prospective customers, agents, sureties, or suppliers, or received from any such person or entity;

(iii)	accounting or financial records;

(iv)	strategic business plans;

(v)	information system applications or strategies;

(vi)	customer and vendor lists and employee lists and directories;

(vii)	marketing plans, bidding strategies and processes, and negotiation strategies, whether past, current, or future;

(viii)	accounting and business methods;

(ix)	legal advice and/or attorney work product;

(x)	trade secrets and other proprietary information;

(xi)	information, analysis or strategies regarding acquisitions, mergers, other business combinations, divestitures, recapitalizations, or new ventures; and

(xii)

nonpublic information that was acquired by Employee concerning the requirements and specifications of the Company’s or any other GLDD Entity’s agents, vendors, contractors, customers, or potential customers.

(xiii)

Notwithstanding anything to the contrary, Confidential Information does not include any information that: (i) is publicly disclosed by law or pursuant to, and to the extent required by, an order of a court of competent jurisdiction or governmental agency; (ii) becomes publicly available through no fault of Employee; or (iii) has been published in a form generally available to the public before Employee proposes to disclose, publish, or use such information.

c. Non-Competition. Prior to the Retirement Date and through March 27, 2028 (the “Restricted Period”), Employee will not, on behalf of himself or any other entity, have an ownership interest in or become employed with, consult for, become engaged by or otherwise participate in or render services to Weeks Marine Inc., Manson Construction Company, or Callan Marine, Ltd. (including, without limitation, any division, group or franchise of a larger organization related to such entities) within the Geographical Area (as defined below), which entities engage in dredging and other business engaged in by the Company (each a “Competitive Activity”); provided, however, that this restriction shall not prohibit Employee from passive beneficial ownership of less than three percent of any class of securities of a publicly-held corporation whose stock is traded on a U.S. national securities exchange or traded in the over-the-counter market. For the purpose of this provision, “Geographical Area” means the United States of America, and any location in which the Company has, within the preceding five (5) years, either conducted business or actively solicited business. Notwithstanding anything in this Paragraph 6 to the contrary, Employee may, at any time during the Restricted Period, provide written notice to the Company that (i) describes a particular business or employment opportunity that Employee is interested in pursuing or in which Employee may wish to engage, and (ii) request that the Company agree that the opportunity so described would not violate this Paragraph 6. Within a reasonable time, the Company will send Employee a written response, indicating whether or not the Company consents to Employee engaging in the opportunity described in Employee’s notice.

d. Non-Solicitation. During the Restricted Period, Employee shall not, directly or indirectly, on Employee’s own behalf or for any other person or entity: (a) solicit for employment, hire or engage, or attempt to solicit for employment, hire or engage, any person who is or was employed by the Company within the one (1) year period prior to the solicitation, hire or engagement or (b) otherwise interfere with the relationship between any such person and the Company.

e. Non-Interference with Business Relationships. During the Restricted Period, Employee shall not, directly or indirectly, on Employee’s own behalf or for any other person or entity: (a) solicit, for a purpose related to a Competitive Activity, any customer, vendor or agent of the Company that was doing business with the Company during the six month period prior to the solicitation or (b) induce, or attempt to induce, any customer, vendor or agent of the Company to reduce or cease doing business with the Company, or otherwise interfere with the relationship between such entity and the Company.

7. Notwithstanding any provision in this Agreement to the contrary, nothing shall prohibit the Employee from reporting possible violations of federal law or regulation to any governmental agency or entity or making other disclosures that are protected under the whistleblower provisions of federal, state, or local law or regulation.

8. Remedies. Employee acknowledges that the agreements and covenants contained in this Paragraph 6 are essential to protect the Company and its business and are a condition precedent to entering into this Agreement. Should Employee breach any covenants in this Paragraph 6, then among other remedies, the duration of the covenant shall be extended by the period of any such breach. Employee agrees that irreparable harm would result from Employee’s breach or threat to breach any provision of this Paragraph 6, and that monetary damages alone would not provide adequate relief to the Company for the harm incurred. Employee agrees that in addition to money damages, the Company shall be entitled to seek and obtain temporary, preliminary and permanent injunctive relief restraining Employee from committing or continuing any breach without being required to post a bond.

9. Entire Agreement. The Agreement (including the Appendices hereto) contains the entire agreement and understanding between the Employee and the Company with respect to any of the matters described herein and therein. To the extent any term of this Agreement is deemed by a court of competent jurisdiction to be inconsistent with a term of any other agreement between Employee and the Company, this Agreement shall control with respect to any such inconsistency. The terms of the Agreement cannot be changed except in a later document signed by the Employee and an authorized officer of the Company.

10. Governing Law; Venue; Jury Waiver. The Agreement shall be governed by the laws of the State of Texas, without giving effect to any principles regarding conflicts of laws. The parties will bring and pursue any legal or equitable proceeding relating to or arising under the Agreement only in the courts of Harris County, Texas or the United States District Court for the Southern District of Texas. Each party consents to and agrees never to challenge the personal jurisdiction or venue of those courts, and agrees that they are a fair and convenient place to conduct any such proceeding. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11. Partial Invalidity. If any part of this Agreement is held to be unenforceable, invalid or void, then the balance of this Agreement shall nonetheless remain in full force and effect to the extent permitted by law.

12. No Presumption. The Agreement shall be interpreted and construed as if all of its provisions were drafted jointly by the parties, and no party is entitled to the benefit of any rule of construction with respect to the interpretation of any term, condition or provision in favor of or against any drafter of the Agreement. The Agreement shall be interpreted and construed in accordance with the plain meaning of its terms and not strictly for or against either party.

13. Headings. The headings in the Agreement are for the convenience of the parties and shall not affect its meaning or interpretation.

14. Notice and Other Communications. All notices given under the Agreement shall be in writing and shall be delivered by mail, hand, facsimile, e-mail (in .pdf format), or by a nationally known, reputable overnight delivery service addressed as follows:

If to the Employee:

David J. Johanson

At the address and e-mail address previously provided in writing to the Company

If to the Company:

Great Lakes Dredge & Dock Company, LLC

9811 Katy Freeway, Suite 1200

Houston, Texas 75855

Attn: Stephanie Espinoza ([***]); with a copy to Vivienne Schiffer ([***])

or to such other address as either party will have furnished to the other in writing in accordance herewith. Notice shall be considered effective when actually received by the addressee.

15. Taxes. The Company may withhold from any amount payable under the Agreement such federal, state or local taxes as must be withheld pursuant to any applicable law or regulation.

16. No Waiver. Either party’s failure to insist upon strict compliance with any part of the Agreement, or its failure to assert any right it may have hereunder, will not be considered a waiver of that or any other part of or right under the Agreement unless the waiver is in writing and signed by the party that is waiving its rights.

17. Binding. The terms of the Agreement shall be binding upon and inure to the benefit of the heirs, estates, predecessors, affiliates, assigns, attorneys, officers, directors, employees, agents and representatives of the parties. In the event that any amounts under the Agreement are due following the Employee’s death, such amounts will be payable to a trust or trusts designated by the Employee in writing to the Company, so long as (i) such trust information is provided by Employee to the Company in advance of Employee’s death and (ii) such trust or trusts is/are in existence at the time payments are to be made. Otherwise, payment shall be made to the Employee’s estate. In each case, payments shall be made subject to applicable law, deductions and withholdings and the terms and conditions of applicable employee benefit plans.

18. Acceptance and Revocation Procedures.

a. Acceptance of Agreement and Release: The Employee acknowledges and agrees that he will agree to the terms of the Agreement and Release by signing and dating it and returning the signed and dated Agreement via mail, email (in .pdf format), hand delivery, or overnight delivery, so that it is received by the Company on or before 5:00 p.m. Central Time on April 10, 2026.

b. By executing the Agreement and Release, the Employee acknowledges and agrees that:

(i)	The Employee has carefully read all parts of the Agreement (including the Release) and fully understands the meaning of the terms and conditions contained herein;

(ii)	The Company has advised the Employee, and is hereby advising him in writing, to consult with an attorney of his choosing prior to signing the Agreement;

(iii)	The Release includes a release of all claims under the Age Discrimination in Employment Act (“ADEA”);

(iv)

The Agreement and Release were originally presented to the Employee on March 18, 2026. The Employee acknowledges and agrees that he has had the opportunity to take more than 21 days after receiving the Release, to decide whether to sign it;

(v)

The Employee understands that he has seven (7) days after signing the Release within which to revoke his acceptance thereof (“Revocation Period”), and such revocation will not be effective unless written notice of the revocation is, via mail, e-mail (in .pdf format), hand delivery, or overnight delivery, directed to and received by the Company’s Legal Department, on or before 5:00 p.m. Central Time on the first business day following the end of the Revocation Period;

(vi)	The Employee is signing the Agreement knowingly, voluntarily and without any coercion or duress;

(vii)

The only consideration the Employee is receiving for signing the Agreement is described in the Agreement itself, and no other promises or representations of any kind have been made to cause him to sign it; and

(viii)

If the Employee chooses not to execute the Release in the manner set forth above, or revokes his acceptance thereof in accordance with the manner set forth above, this entire Agreement shall be deemed null and void, and the respective rights and responsibilities of the Employee and the Company under the Employment Agreement shall apply.

19. Remedies. Upon the material violation or breach by the Employee or the Company of any of the terms of the Agreement, and his/its failure to cure such breach within five (5) business days of written notice, and in addition to any other remedies available to the wronged party, the wronged party shall be entitled to suspend indefinitely further performance or obligations (including additional payments due) under the Agreement and recover any damages suffered as a result of such breach, including recoupment of any payments made under the Agreement, as well as any reasonable attorneys’ fees and costs incurred in remedying such breach. In addition, either party may seek injunctive or equitable relief.

20. No Mitigation. The Employee shall not be required to mitigate the amount of any payment provided for in the Agreement by seeking other employment or otherwise.

21. Section 409A. Notwithstanding any provision of the Agreement to the contrary, the Agreement is intended to be exempt from or, in the alternative, comply with Section 409A of the Internal Revenue Code of 1986, as amended, and the interpretive guidance thereunder (the “Code”), including the exceptions for short-term deferrals, separation pay arrangements, reimbursements, and in-kind distributions. The Agreement shall be construed and interpreted in accordance with such intent to the maximum extent possible and shall not be deemed to modify or amend the LTI Agreements in a manner causes the Equity Awards to violate Code Section 409A. Each payment under the Agreement or any Company benefit plans is intended to be treated as one of a series of separate payments for purposes of Code Section 409A.

22. Counterparts. The Agreement may be executed in one or more counterparts, and each such counterpart shall be deemed an original, but all such counterparts together shall constitute but one agreement. In the event that any signature to the Agreement is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original.

[Signatures to follow on next page]

David J. Johanson

/s/ David J. Johanson

Date: 20 MARCH 2026

Witness:

/s/ Margo Johanson
Margo Johanson

Received and agreed to by Great Lakes Dredge & Dock Company, LLC on behalf of itself and all other persons and entities released herein:

By:	/s/ Vivienne Schiffer
Name: Vivienne Schiffer
Title: Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary
Date: March 20, 2026

APPENDIX A TO SEPARATION AGREEMENT

POST-TERMINATION PAYMENTS AND BENEFITS

Equity Award Consideration

1.

The Employee shall receive continued vesting of the following outstanding Company equity awards as set forth in and subject to terms and conditions of the LTI Agreements, as follows. Employee’s Retirement Date shall be deemed the date of termination under the LTI Agreements. Specifically, the following Awards shall vest pro rata or in full as follows on the applicable Vesting Date:

a. Restricted Stock Unit Award Agreement dated 7/29/2024: the first tranche of the Award shall vest in full on 7/29/2026 and the second tranche of the Award shall vest in full on 7/29/2028.

b. Restricted Stock Unit Award Agreement dated 3/15/2024: the third tranche of the Award shall vest in full on 3/15/2027.

c. Restricted Stock Unit Award Agreement dated 5/8/2025: the first tranche of the Award shall vest in full on 5/8/2026, the second tranche of the Award shall vest in full on 5/8/2027 and the third tranche of the Award shall vest in full on 5/8/2028.

d. Restricted Stock Unit Award Agreement dated 2/23/2026: the first tranche of the Award shall vest in full on 2/28/2027, the second tranche of the Award shall vest in full on 2/23/2027 and the third tranche of the Award shall vest in full on 2/23/2028.

e. Performance-Based Restricted Stock Unit Award Agreement dated 3/15/2024: the earned portion of the third tranche of the Award shall vest in full on 3/15/2027.

f. Performance-Based Restricted Stock Unit Award Agreement dated 5/8/2025: the earned portion of the first tranche of the Award shall vest in full on 5/8/2026, the earned portion of the second tranche of the Award shall vest in full on 5/8/2027 and the earned portion of the third tranche of the Award shall vest in full on 5/8/2028.

2.	The Company will reimburse the Executive for any and all reasonable business expenses he incurred on or prior to the Retirement Date, in accordance with the Company’s expense reimbursement policy.

APPENDIX B TO RESTRICTIVE COVENANT AGREEMENT

GENERAL RELEASE AND WAIVER OF CLAIMS

1.

Released Parties. As used in the Agreement to which this Appendix is attached and in this Appendix B (the “Release”), “Released Parties” means: (a) the Company; (b) all of the Company’s subsidiaries and affiliates; and (c) all past and present officers, directors, agents, employees, employee benefit plans (and their sponsors, fiduciaries and administrators), insurers, and attorneys of any of the entities described in the immediately preceding clauses (a) and (b).

2.	Release and Waiver of Claims.

a. In return for the consideration from the Company described in the Agreement, the Employee, on behalf of himself and his agents, representatives, attorneys, assigns, heirs, executors, and administrators, releases each of the Released Parties from, and agrees not to bring any action, suit or proceeding against any of the Released Parties regarding, any and all liability, claims, demands, actions, causes of action, suits, grievances, debts, sums of money, agreements, promises, damages, back and front pay, costs, expenses, attorneys’ fees, and remedies of any type (collectively, “Claims”), relating to any act, failure to act or event that occurred up to and including the date on which the Employee signs the Agreement, including without limitation, all Claims arising out of or in connection with the Employee’s employment or separation of employment with the Company, and including but not limited to:

i.	The Age Discrimination in Employment Act of 1967, as amended (“ADEA”);

ii.

Any and all Claims arising out of any federal, state or local law, including but not limited to Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1866 (42 U.S.C. § 1981), the Americans with Disabilities Act, the Employee Retirement Income Security Act, the False Claims Act, the Worker Adjustment and Retraining Notification Act, the Family and Medical Leave Act, and the Texas Labor Code, including the Texas Commission on Human Rights Act;

iii.

Any and all Claims for wrongful or retaliatory discharge of employment, termination in violation of public policy, discrimination, breach of contract (both express and implied), breach of a covenant of good faith and fair dealing (both express and implied), promissory estoppel, negligent or intentional infliction of emotional distress, negligent or intentional misrepresentation or fraud, negligent or intentional interference with contract or prospective economic advantage, defamation, negligence, personal injury, invasion of privacy, false imprisonment, conversion, or any other remuneration; and/or any other contract or tort claim;

iv.

Any and all Claims arising out of any constitutional provision, statute, law, ordinance, Employee order, or regulation relating to employment, termination of employment or discrimination or retaliation in employment;

v.

Any and all Claims arising out of any written or unwritten contract, agreement, policy, benefit plan, retirement or pension plan, option plan, severance plan, covenant of any kind, or failure to pay wages, bonuses, employee benefits, other compensation, damages, or any other remuneration; and/or

vi.	Any and all Claims for attorneys’ fees and costs.

b. This Release does not apply to or affect Claims that cannot be released or waived under applicable law, Claims for benefits under applicable worker’s compensation laws, Claims for benefits arising under the Agreement, Claims for benefits under any applicable Company director and officer liability insurance policy, Claims for indemnification or advancement of expenses under Article V of the Amended and Restated Bylaws of the Company, or Claims for benefits in accordance with the terms of the Company’s health and dental benefit plans, as modified by COBRA, or Claims under the Company’s 401(k) or Supplemental Savings Plans. This Release shall not limit or restrict the Employee’s right under the ADEA to challenge the validity of the Agreement in a court of law, including the Employee’s right to file a charge or complaint with a government agency (including, without limitation, the Equal Employment Opportunity Commission) or participate in an investigation or proceeding initiated or conducted by a government agency concerning that charge or complaint; provided, however, this Release does prevent the Employee from making any personal recovery against the Company or the Released Parties, including the recovery of money damages, as a result of filing an ADEA charge or complaint with a government agency against the Company and/or any of the Released Parties.

c. The Employee affirms that as of the time he signed the Agreement and Release, no Claim, action or proceeding covered by Paragraph 2(a) of this Release was or is pending against any of the Released Parties. The Employee further acknowledges that he is the sole and lawful owner of all rights, title and interest in and to all matters released under this Paragraph 2, and that he has not assigned or transferred, or purported to assign or transfer, any of such released matters to any other person or entity.

3.

Governing Law. This Release and its interpretation shall be governed and construed in accordance with the laws of the State of Texas, and shall be binding upon the parties hereto and the Company’s and the Employee’s respective successors and assigns.

4.	Voluntary Acceptance Procedures. As detailed in Paragraph 6 of the Agreement, the Employee, by signing this Release below, acknowledges and agrees to the following:

a. The Employee has been (and is hereby) advised by the Company to consult with an attorney before signing this Release;

b. The Agreement, including the Release, were originally presented to the Employee on March 18, 2026, and the Employee has had the opportunity to take more than twenty-one (21) days after receiving this Release to decide whether to sign it, has carefully read and fully understands the terms of this Release and accepts such terms knowingly and voluntarily;

c. The Employee understands that this Release includes a general release of claims, including a release of all claims under the ADEA;

d. The Employee understands that he may accept this Release at any time after the Separation Date by signing and dating in the space indicated below and returning the signed and dated Release and Agreement, via mail, e-mail (in .pdf format), hand delivery, or overnight delivery, so that it is received by the Company’s representative identified in Paragraph 14, on or before 5:00 p.m. Central Time no later than April 10, 2026; and

e. The Employee understands that, with regard to the release of claims contained above, he has seven (7) days after signing the Agreement and the Release within which to revoke his acceptance of the release of such claims (“Revocation Period”), and such revocation will not be effective unless written notice of the revocation is, via mail, e-mail (in .pdf format), hand delivery, or overnight delivery, directed to and received by the Company’s representative identified in Paragraph 14, on or before 5:00 p.m. Central Time on the first business day following the end of the Revocation Period.

5.

Partial Invalidity of Release. If any part of this Release is held to be unenforceable, invalid or void, then the balance of this Release shall nonetheless remain in full force and effect to the extent permitted by law.

6.	Headings. The headings and subheadings in this Release are inserted for convenience and reference only, and are not to be used in construing the Release.

EXECUTED THIS 20th DAY OF MARCH, 2026.

/s/ David J. Johanson
David J. Johanson